Interups Inc.
                        2360 Corporate Circle, Suite 400
                            Henderson, NV 89074-7722

                                                                  March 21, 2013

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Barbara C. Jacobs

     Re: Interups Inc.
         File Number 333-182956

Dear Mrs. Jacobs:

     In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Interups Inc. (the "Company") hereby requests that the Registration Statement described above (the "Registration Statement") be accelerated so that it will become effective at 3:00 pm on Monday, March 25, 2013, or as soon as practicable thereafter. In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

     1. Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

     3. The Company may not assert the declaration of effectiveness or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile
(516) 887-8250, email address david@dlubinassociates.com.

     Thank you for your attention to this matter.

                                Very truly yours,

                                INTERUPS INC.


                                By: /s/ Romanas Bagdonas
                                   ---------------------------------------------
                                Name:  Romanas Bagdonas
                                Title: President
                                       (Principal Executive, Financial and
                                       Accounting Officer)